SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Technology Applications International Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Charles J. Scimeca
Technology Applications International Corporation
1001 Brickell Bay Drive, Suite 1716
Miami, Florida 33131
(786) 360-3429
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2011
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following:  ☐

CUSIP No.  – N/A

1	NAME OF REPORT PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Raj Ventures Funding, Inc. (E.I.N. 27-2303802)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,000,000
8 SHARED VOTING POWER 104,800,000
9 SOLE DISPOSITIVE POWER 3,000,000
10 SHARED DISPOSITIVE POWER 104,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 104,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.17%
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  – N/A

1	NAME OF REPORT PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Coast To Coast Equity Group, Inc. (E.I.N. 57-1137612)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 101,800,000
8 SHARED VOTING POWER 104,800,000
9 SOLE DISPOSITIVE POWER 101,800,000
10 SHARED DISPOSITIVE POWER 104,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 104,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.17%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

The securities to which this Schedule 13D relates (the “Securities”) is the common stock, par value $.001 per share (“Common Stock”), of Technology Applications International Corporation, a Florida corporation (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Company are located at 1001 Brickell Bay Drive, Suite 1716, Miami, Florida 33131.

Item 2. Identity and Background.

Reference is hereby made to Items 7-11 and 13 of pages 2-3 of this Schedule 13D, which Items are incorporated by reference herein.

The Securities are owned by Raj Ventures Funding, Inc., a Florida corporation, and Coast To Coast Equity Group, Inc., a Florida corporation (collectively, the “Reporting Persons”).  The address of the principal business and principal office of the Reporting Persons and Charles J. Scimeca is 1001 Brickell Bay Drive, Suite 1716, Miami, Florida  33131.  The Reporting Persons, through Mr. Scimeca, provide business consulting services and make investments and loans to companies primarily in the growth stage.  Mr. Scimeca serves as the president and chief executive officer and sole director of the Reporting Persons and his principal occupation is serving as chairman, president, chief executive officer and treasurer of the Company.  Mr. Scimeca is a citizen of the United States.  Mr. Scimeca is deemed to beneficially own the Securities for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, because he has the power to direct the voting or disposition of the Securities.

The calculation of percentage of beneficial ownership in Item 13 of pages 2-3 of this Schedule 13D is based on 116,218,000 shares of common stock of the Company issued and outstanding on November 2, 2011

During the last five years, neither the Reporting Persons nor Charles J. Scimeca, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On April 12, 2010, Raj Ventures Funding, Inc., as purchaser, entered into a definitive Share Purchase Agreement (the “Purchase Agreement”) with the Company and Willowhuasca Wellness, Inc., a Florida corporation, as seller, for the purchase of 3,000,000 shares of common stock of the Company held by the seller for a purchase price in the amount of $15,000, on the terms set forth on Exhibit 1 attached hereto.  The source of the funds for the purchase price was working capital from the purchaser.  All stock certificates representing such securities that were issued contained restrictive legends, prohibiting further transfer of the stock certificates representing such securities, without such securities either being first registered or otherwise exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in any further resale or disposition.

On October 20, 2011, the Company issued 101,800,000 shares of its Common Stock, par value $0.001 per share, to Coast To Coast Equity Group, Inc. pursuant to the exchange of indebtedness in the amount of $101,800 owed by the Company to Coast to Coast Equity Group, Inc. as purchase price consideration for such shares, or a purchase price of $0.001 per share (the “Exchange Agreement”).  The source of the funds for the foregoing was working capital from Coast To Coast Equity Group, Inc.  All stock certificates representing such securities that were issued contained restrictive legends, prohibiting further transfer of the stock certificates representing such securities, without such securities either being first registered or otherwise exempt from registration under the Securities Act, in any further resale or disposition.

Item 4. Purpose of Transaction.

The purpose of the Purchase Agreement and the Exchange Agreement was to obtain control of the Company.  The Reporting Persons own 104,800,000 shares of common stock of the Company, or 90.17% of the issued and outstanding shares of common stock of the Company.  Charles J. Scimeca beneficially owns and controls the Reporting Persons and is deemed to beneficially own the Securities.

Each of the Reporting Persons intends to review the performance of its investments and consider or explore a variety of alternatives, including without limitation the acquisition of additional securities of the Company or the disposition of securities of the Company.

Each of the Reporting Persons reserves the right to act in concert with any other shareholders of the Company, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Company’s management, the Company’s Board of Directors, the Company’s shareholders and others, or take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Notwithstanding anything to the contrary contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters.  Any alternatives that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations, and prospects of the Company, and general economic, financial market, and industry conditions.

Other than as described above, each of Charles J. Scimeca and the Reporting Persons does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although Charles J. Scimeca and the Reporting Persons reserve the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a) and (b). As of November 2, 2011, 104,800,000 shares of common stock of the Company, or 90.17% of the issued and outstanding shares of common stock of the Company, were issued to the Reporting Persons.  Mr. Scimeca is the sole officer and director of the Reporting Persons and, as a result thereof, has the ability to vote all of the shares of Common Stock of the Company owned by the Reporting Persons.

(c). Neither the Reporting Persons nor Charles J. Scimeca has effected any transaction in the Common Stock of the Company during the past 60 days.

(d) No other person is known by Charles J. Scimeca or the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Charles J. Scimeca, the Reporting Persons, and/or any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to be Filed as Exhibits.

EXHIBIT	DESCRIPTION
1
Share Purchase Agreement dated April 12, 2010, by and among Raj Ventures, Inc., Raj Ventures Funding, Inc., as purchaser, and Willowhuasca Wellness, Inc., as seller (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of the Company filed on April 12, 2010 with the Securities and Exchange Commission).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2011

RAJ VENTURES FUNDING, INC.

By: /s/ Charles J. Scimeca
Charles J. Scimeca
President and Chief Executive Officer

COAST TO COAST EQUITY GROUP, INC.

By: /s/ Charles J. Scimeca
Charles J. Scimeca
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: November 2, 2011

RAJ VENTURES FUNDING, INC.

By: /s/ Charles J. Scimeca
Charles J. Scimeca
President and Chief Executive Officer

COAST TO COAST EQUITY GROUP, INC.

By: /s/ Charles J. Scimeca
Charles J. Scimeca
President and Chief Executive Officer